CMC FUND TRUST

AMENDMENT NO. 3
TO
RESTATED DECLARATION OF TRUST


	The undersigned officer of CMC Fund Trust (the
"Trust")
certifies that the following amendment to the Restated
Declaration of
Trust dated October 13, 1993 of the Trust was duly adopted by the
Trustees of the Trust effective April 14, 2000.

	1.  Section 3.06 is amended to add a new Section
3.06.6-6 and
3.06.6-7 to read in its entirety as follows:

"3.06-7 Subject to the relative rights and preferences and other terms of this Declaration of Trust, the Trustees authorize the establishment of the fifth Series to be designated as follows: CMC International Bond Fund.

"3.06-8 Subject to the relative rights and preferences and other terms of this Declaration of Trust, the Trustees authorize the establishment of the sixth Series to be designated as follows: CMC Fixed Income Securities
Fund.


Dated:	April 17, 2000



	J. JERRY INSKEEP, JR.
	J. Jerry Inskeep, Jr.
	President